June 11, 2010

H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	priceline.com Incorporated Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 19, 2010 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Filed May 10, 2010
(File No. 000-25581)

Dear Mr. Owings:

On behalf of priceline.com Incorporated (the “Company”), I am responding to your letter addressed to Jeffery H. Boyd, the Company’s Chief Executive Officer, dated May 13, 2010, relating to the Company’s filings referenced above.

For your convenience, I have included your comments in this response letter and keyed the Company’s responses accordingly.

Form 10-K for Fiscal Year Ended December 31, 2009

Cover Page

1.                                      Please show us how you computed the aggregate market value of common stock held by non-affiliates at June 30, 2009.  Please include the number of issued and outstanding shares, the number of shares held by affiliates and the closing price reported on the NASDAQ Global Select Market.

Response:

At June 30, 2009, there were 42,095,649 shares of the Company’s common stock issued and outstanding.  Of these, an aggregate of 17,729,983 shares of the Company’s common stock were held by affiliates as of such date, calculated as follows:  (A) 16,452,749 shares of the Company’s common stock were held by individuals or entities that beneficially held 5% or more of the Company’s common stock as of June 30, 2009, according to Schedule 13Gs filed with the Commission as of that date, and (B) 1,277,234 shares of the Company’s common stock were held by directors and executive officers as of June 30, 2009.  These shares are excluded because such persons may be deemed to be affiliates of the Company.  This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The reported closing price of the Company’s common stock on the NASDAQ Global Select Market on June 30, 2009 was $111.55.

Therefore, as of June 30, 2009:

Total shares issued and outstanding:	42,095,649
Minus shares held by directors and executive officers:	1,277,234
Minus shares held by 5% holders:	16,452,749
Total shares held by non-affiliates:	24,365,666
Closing stock price:	$111.55
Market value of common stock held by non-affiliates at June 30, 2009:	$2,717,990,042.30

While the Company excluded 5% holders from the calculation of common stock held by non-affiliates as of June 30, 2009, in future periods the Company intends as a general rule to consider less than 10% owners (who are not directors or officers and do not otherwise have any contractual or other control rights) as non-affiliates for purposes of this calculation.

Item 7. Management’s Discussion and Analysis of Financial Condition and…, page 54

Critical Accounting Policies and Estimates, page 58

Valuation of Goodwill, page 59

2.                                      Please provide information for investors to assess the probability of future goodwill impairment charges.  For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of your reporting units is substantially in excess of carrying value and are not at risk of failing step one. If any of your reporting units are at risk of failing step one, you should disclose:

•                  the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•                  a description of the methods and key assumptions used and how the key assumptions were determined;

•                  a discussion of the degree of uncertainty associated with the assumptions; and

•                  a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Response:

In future filings of its Annual Report on Form 10-K, the Company intends to provide disclosure substantially similar to the following in Management’s Discussion and Analysis of Financial Condition and Results of Operations for investors to assess the probability of future goodwill impairment charges:

As noted in Note 10 to the Audited Consolidated Financial Statements filed with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, a substantial amount of the Company’s goodwill relates to its acquisition of Booking.com.  The estimated fair value for Booking.com, as well as the Company’s other reporting units, is substantially in excess of its carrying value.  Since the annual impairment test in September 2009, there have been no events or changes in circumstances to indicate a potential impairment.

Results of Operations, page 63

3.                                      We note your disclosure in selected financial data and in your discussion and analysis of general and administrative expenses for fiscal 2008 compared to fiscal 2007 regarding a fiscal 2007 litigation settlement.  Please tell us the nature of the settlement and why this settlement is not disclosed in your financial statements.

Response:

On May 3, 2007, the Company entered into a Stipulation and Agreement to Settlement (the “Settlement Agreement”) to settle a class action lawsuit brought after the Company’s announcement that third quarter 2000 revenues would not meet expectations.  Under the terms of the Settlement Agreement, the class received $80 million in return for a release, with prejudice, of all claims against the Company and the individual defendants that are related to the purchase of the Company’s securities by class members during the class period.  The Company’s insurance carriers funded $30 million of the settlement.  As a result, the Company recorded a net charge in the year ended 2007 of approximately $55.4 million representing its share of the cost to settle the litigation and related expenses.

The Company announced the settlement in a Current Report on Form 8-K filed with the United States Securities and Exchange Commission on May 4, 2007.  The Company’s Annual Report on Form 10-K for the year ended December 31, 2009 referred to this settlement in Management’s Discussion and Analysis of Financial Condition and Results of Operations, on the face of the income statement and in Selected Financial Data, in a manner similar to the disclosure in each of its Annual Reports on Form 10-K for the years ended December 31, 2008 and 2007.  The Company notes that the details described above regarding the nature of the settlement were disclosed in the footnotes to the Audited Consolidated Financial Statements filed with the Company’s Annual Reports on Form 10-K for the years ended December 31, 2008 and 2007, but such details were omitted from the footnotes in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.  In future filings, the Company intends to disclose the nature of all material litigation settlements entered into during all periods presented in the Consolidated Statement of Operations in such filings.

Liquidity and Capital Resources, page 80

4.                                      Given the significant number of lawsuits related to occupancy taxes disclosed in Note 17 to your financial statements and the potential liability with regard to such lawsuits, we believe disclosure of such contingencies should be given greater prominence in your discussion of liquidity as a known uncertainty in accordance with Item 303(a)(3)(ii) of Regulation S-K. Please provide a more robust discussion of the nature of contingencies related to these lawsuits, including amount of and changes to the accruals in your financial statements, and how the potential losses may impact your liquidity.  You should also consider whether any of the practices subject to litigation or otherwise could reasonably have created unasserted claims.  If so, then your ASC 450 disclosures should also consider the existence of any such unasserted claims.

Response:

Although there are a significant number of actions and proceedings related to occupancy taxes (more than 45 lawsuits and 50 audits), the Company does not believe these contingencies are reasonably likely to materially affect the Company’s liquidity.  In the more than six years since the first action was filed, no lower court has entered a final judgment against the Company.  In that time, five lower courts have dismissed all claims against the Company on the merits; two of those lower court decisions were affirmed by federal appellate courts.  In the last few months, the Company has received favorable rulings in a Sixth Circuit Federal Court of Appeals case (which reached the same result as an earlier Fourth Circuit decision in favor of the Company), as well as in similar cases in Houston, Texas; Anaheim, California; Gallup, New Mexico; and Bowling Green, Kentucky.  The Company has settled two actions, both for nominal amounts.

Although a jury in a San Antonio, Texas class action recently reached a verdict finding the Company “controls” hotels for purposes of some of the class members’ hotel occupancy tax ordinances, the jury rejected the plaintiffs’ conversion claim that defendants collected but did not remit tax monies belonging to the cities.  Post-trial briefing is still ongoing, and judgment has not yet been entered on the verdict.  Among other things, the Court still has to determine what amounts are subject to tax, and must decide liability for the 128 (out of 172 total) class members with ordinances that do not rely on the “control” language considered by the jury, but rather, impose tax only on amounts paid “to a hotel” — amounts the Company contends are already being paid by hotels to the tax authorities. If judgment is entered against the Company, the Company intends to appeal it to the United States Court of Appeals for the Fifth Circuit.

To date, the majority of taxing jurisdictions in which the Company facilitates the making of hotel room reservations have not asserted that taxes are due and payable on the Company’s U.S. “merchant” hotel business.  With respect to jurisdictions that have not initiated proceedings to date, it is possible that they will do so in the future or that they will seek to amend their tax statutes and seek to collect taxes from the Company only on a prospective basis.  As a result of this litigation and other attempts by jurisdictions to levy similar taxes, the Company has established a reserve which amounted to approximately $23 million as of March 31, 2010 and $21 million as of December 31, 2009.  The reserve is based on the Company’s reasonable estimate, and the ultimate resolution of these issues may be less or greater than the liabilities recorded.

At March 31, 2010, the Company had cash, cash equivalents and short term investments of $1.2 billion, and its total current assets exceeded total current liabilities by $1.1 billion.  For the year ended December 31, 2009, the Company had net cash provided by operating activities of $510 million.  The Company believes that even if it were to suffer adverse determinations in the near term in more of the pending proceedings than currently anticipated given results to date, it would not have a material impact on its liquidity.

However, in response to the Staff’s comment, in future filings, the Company intends to add disclosure under Liquidity and Capital Resources that will include a discussion of the nature of the contingencies related to these lawsuits, including the amount of and changes to the accruals in the financial statements, and how the potential losses may impact the Company’s liquidity.  The proposed disclosure would be substantially similar to the following:

Contingencies

A number of jurisdictions have initiated lawsuits against us related to, among other things, the payment of hotel occupancy and other taxes (i.e., state and local sales tax).  In addition, a number of municipalities have initiated audit proceedings, issued proposed tax assessments or started inquiries relating to the payment of hotel occupancy and other taxes.  To date, the majority of taxing jurisdictions in which the Company facilitates the making of hotel room reservations have not asserted that taxes are due and payable on the Company’s U.S. “merchant” hotel business.  With respect to jurisdictions that have not initiated proceedings to date, it is possible that they will do so in the future or that they will seek to amend their tax statutes and seek to collect taxes from the Company only on a prospective basis.  See Note 17 to the Consolidated Financial Statements for a description of these pending cases and proceedings, and Risk Factors — Adverse application of state and local tax laws could have an adverse effect on our business and results of operation in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

We are vigorously defending against these claims and proceedings.  However, litigation is subject to uncertainty and there could be adverse developments in these pending or future cases and proceedings.  An unfavorable outcome or settlement of these actions or proceedings could result in substantial liabilities for past and/or future bookings, including, among other things, interest, penalties, punitive damages and/or attorney fees and costs, which could have a material adverse effect on our cash flows in any given operating period.  Also, there have been, and will continue to be, ongoing costs associated with defending our position in pending and any future cases or proceedings.

As a result of this litigation and other attempts by jurisdictions to levy similar taxes, the Company has established a reserve which amounted to approximately $23 million as of March 31, 2010 and $21 million as of December 31, 2009.  The reserve is based on the Company’s reasonable estimate, and the ultimate resolution of these issues may be less or greater than the liabilities recorded.  The Company believes that even if it were to suffer adverse determinations in the near term in more of the pending proceedings than currently anticipated given results to date, because of the Company’s available cash, it would not have a material impact on the Company’s liquidity.

With respect to the Company’s ASC 450 disclosures, in the final paragraph of the Section entitled “Litigation Related to Hotel Occupancy and Other Taxes” of Note 17 to the Company’s Audited Financial Statements filed with its Annual Report on Form 10-K for the year ended December 31, 2009, the Company provides a discussion of the liabilities associated with asserted and unasserted claims related to the hotel occupancy and other tax matters.

5.                                      Please include other long-term liabilities reflected on your balance sheet in the table of contractual obligations or include appropriate disclosure regarding the nature of the liabilities and other pertinent data to the extent necessary for an understanding of the timing and amount of the obligations.  Please refer to Item 303(a)(5) of Regulation S-K.

Response:

At December 31, 2009, the Company reported “other long-term liabilities” of $24 million on its Audited Consolidated Balance Sheet.  Approximately $21 million of this 2009 year-end liability relates to the Company’s reserve for the potential resolution of issues related to hotel occupancy and other hotel-related transaction taxes (described in Note 17 to the Audited Consolidated Financial Statements filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and in the description of critical accounting policies and estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations and discussed in more detail in response to Comment 4 above).  The Company cannot reasonably estimate the timing of payments associated with these liabilities.  A variety of factors could affect the amount and timing of payment of this liability (both past and future), and include, but are not limited to, (i) the amount of gross profit represented by jurisdictions that ultimately assert a claim and prevail in assessing such additional tax or negotiate a settlement, (ii) favorable or adverse developments in these pending or future cases and proceedings, and (iii) changes in relevant statutes.

In future filings, the Company intends to include a footnote to the table of contractual obligations substantially similar to the following:

The Company reported “other long-term liabilities” of $24 million on the Consolidated Balance Sheet at December 31, 2009, of which approximately $21 million relates to the Company’s reserve for potential resolution of issues related to hotel occupancy and other hotel-related transaction taxes (refer to Note 17 to the Audited Consolidated Financial Statements).   A variety of factors could affect the timing of payments for these liabilities.  The Company believes that these matters will likely not be resolved in the coming year and accordingly has classified the estimated liability as “non-current” on the Consolidated Balance Sheet.  The Company has excluded “other long-term liabilities” in the amount of $24 million from the contractual obligations table because the Company cannot reasonably estimate the timing of such payments.

Consolidated Financial Statements, page 94

Consolidated Statements of Changes in Stockholders’ Equity, page 98

6.                                      Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income.  Please refer to ASC 220-10-45-12.  Please also disclose the accumulated balances for each classification of accumulated other comprehensive income.  Please refer to ASC 220-10-45-14.

Response:

Components of the Company’s other comprehensive income consist of currency translation adjustments, including derivatives that are designated as net investment hedges, and unrealized gains/losses on the Company’s available-for-sale investment securities.

At December 31, 2009, 2008 and 2007, and for each of the years then ended, unrealized and realized gains and losses on available for sale investment securities were not material.  Fair value adjustments associated with net investment hedges were discussed in Note 6 to the Audited Consolidated Financial Statements filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

In future filings, the Company intends to parenthetically disclose on the face of the Statement of Stockholders’ Equity, the tax allocated to each component of other comprehensive income (loss).  In addition, the Company intends to include a new footnote to its financial statements related to accumulated other comprehensive income (loss), substantially similar to the following:

Note X – Accumulated Other Comprehensive Income (Loss)

The table below provides the accumulated balances for each classification (in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Foreign currency translation adjustments (1)	$(3,224)	$(40,506)	$50,495
Net unrealized gain (loss) on investment securities	224	109	(151)
Accumulated other comprehensive income (loss)	$(3,000)	$(40,397)	$50,344

(1)          Includes a net gain from fair value adjustments at December 31, 2009 associated with net investment hedges of $1.8 million after tax ($3.0 million before tax).  The remaining balance in currency translation adjustments excludes income taxes due to the Company’s practice and intention to reinvest the earnings of its foreign subsidiaries in those operations.

Notes to Consolidated Financial Statements, page 100

2. Summary of Significant Accounting Policies, page 100

Merchant Revenues and Cost of Merchant Revenues, page 101

In order to answer Questions 7 and 8 in the proper context, the Company provides the following background information:

The Company provides an Internet travel service to facilitate online travel purchases between consumers and travel suppliers, including airline ticket, hotel and rental car reservations, sometimes as part of a reservation package (i.e., combination of a flight, hotel and rental car reservation or a flight and hotel reservation booked together in a single transaction).  Reservations may be booked on the priceline.com website through “merchant model” transactions — in which priceline.com is the merchant of record and thus charges the customer’s credit card — or through “agency model” transactions — in which priceline.com is not the merchant of record.  For agency model transactions, the Company does not charge the customer’s credit card but merely passes the customer’s credit card information to the travel supplier and receives a commission from the travel supplier for the booking.  Agency revenues are described on page 102 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

The Company offers its merchant model service in the United States through two options: (1) Name Your Own Price, through which a customer can place a bid for a travel reservation, and (2) a more traditional, “price disclosed” option, through which the customer can select a reservation from a list of displayed options and prices (referred to herein as the “Price Disclosed” option or “Price Disclosed” transactions).  Name Your Own Price and Price Disclosed options are available for air, hotel and rental car reservations, and the Price Disclosed option is available for vacation package reservations.  Name Your Own Price transactions are merchant model transactions in which the Company is the merchant of record.  Price Disclosed transactions are agency model transactions for rental car reservations, and are either agency or merchant model for airline ticket and hotel reservations.

Name Your Own Price is a “demand collection system” that allows customers to achieve significant savings versus publicly available fares and rates and allows the Company’s suppliers to offer their travel services and create incremental revenue without disrupting their primary distribution channels or retail pricing structures.  Name Your Own Price requires that customers give the Company their irrevocable proxy to select brands, suppliers and itinerary features.  The Company is able to leverage this brand-indifferent consumer demand by negotiating and securing uniquely priced (i.e., significantly below retail prices) travel services from suppliers.  As such, the Company determines the acceptability of the Name Your Own Price travel itinerary purchased by the customer and the price charged for the Company’s facilitation services.  The Company has substantial latitude in establishing prices for the service it provides in connection with Name Your Own Price itineraries.  The Company chooses the gross margin or mark-up that it charges for Name Your Own Price transactions.  Moreover, the Company’s travel suppliers generally do not have access to the information related to the price that the Company charges its customer in a particular Name Your Own Price transaction and the customer generally does not have access to the information related to any amounts that the Company pays to its supplier.  The Company also has complete discretion in supplier selection.  The Company has multiple suppliers for each travel service and the Company alone is responsible for selecting which supplier will provide the service that is ordered by the customer.

The Price Disclosed option provides customers with comparative information about suppliers in a particular location in one place online.  The Company has almost no discretion in establishing price and in supplier selection for the Price Disclosed option.  In these transactions, the customer typically selects airline flights, hotel reservations, rental car or other travel itineraries from an array of results produced in response to the customer’s request.  These results usually include the identity of the travel supplier, the price of the itinerary, and other details relating to the itineraries.

7.                                      Please tell us whether you collect state and local taxes from customers which are remitted to governmental authorities.  If so, please disclose whether such taxes are presented on a gross or net basis in accordance with ASC 605-45-50-3.

Response:

For merchant model hotel transactions, the Company charges the customer an amount intended to cover the taxes that the Company anticipates the hotel will owe and remit to the local taxing authorities on the amount the hotel is charging for the customer’s occupancy of the room(1).  The amounts the Company charges to customers and pays over to hotels are described below.

(1)          For the purposes of this response, the Company will discuss hotel transactions as an example, rather than airline ticket or rental car transactions.  It is the hotel merchant model transactions that are at issue in the lawsuits discussed in Note 17 of the Company’s Audited Consolidated Financial Statements.  For agency model transactions, the Company does not charge the customer’s credit card but merely passes the customer’s credit card information to the travel supplier and receives a commission from the travel supplier for the booking.

For both Name Your Own Price and Price Disclosed merchant model hotel reservations, the total amount the Company charges the customer’s credit card is made up of two components.  For Name Your Own Price transactions, the first component is the “Offer Price” that the customer named, while for Price Disclosed transactions, the first component is called the “Room Cost.”  Both are comprised of:  (1) the total amount that the hotel charges for occupancy, which is the “net rate” that the Company pays over to the hotel (the “Net Rate”) and (2) an amount (if any) the Company retains as consideration for its services (the “Margin”).  The Margin equals the difference (if any) between the Net Rate and the total Offer Price or Room Cost.

The second component is a “taxes and service fees” charge or “taxes and fees” charge (used interchangeably on the Company’s website and referred to in this response as the “Taxes and Service Fees Charge”), which consists of:  (1) a service fee intended to cover in part a portion of the Company’s cost of processing the transaction, as well as a profit component (the “Service Fee”) and (2) an amount intended to cover the taxes that the Company anticipates that the hotel will charge on the Net Rate and remit directly to local taxing authorities (the “Tax Recovery Charge”).  For both types of transactions, the Offer Price or Room Cost and the Taxes and Service Fees Charge are both shown to the customer prior to the customer entering his or her credit card information and proceeding with the booking.  For both types of transactions, the customer is shown these two separate charges as well as a combined “Total Charges” that is the total amount that the Company will charge the customer’s credit card.

For the vast majority of merchant hotel reservation transactions, the Company provides a unique credit card to the hotel to charge the Company for the Net Rate plus all applicable state and local sales and occupancy taxes that the hotel is required to remit to government authorities(2). The amounts charged by the hotel represent the actual taxes owed to the governmental authorities on the Net Rate charged by the hotel, and are calculated, collected and remitted to the governmental authorities by the hotel.  The Tax Recovery Charge charged by the Company to its customers is intended to approximate, as closely as possible, the actual taxes charged by the hotel to the Priceline credit card.  The Company does not remit taxes to any governmental authority based on the Net Rate, as such amounts are remitted to governmental authorities by the hotels.

(2)          A small percentage of hotels use a “direct bill” payment process in which the Company directly pays the hotel for the Net Rate plus applicable taxes through an electronic direct bill process.

Except for reservations for hotels in the City of New York, the Company does not charge the customer or remit occupancy or other taxes based on its Margin and Service Fee, because the Company believes that such taxes are not owed on its compensation for its services.  In September 2009, the City of New York passed an ordinance that requires the Company to collect and remit occupancy tax on its Service Fee and Margin relating to hotel reservations in the City of New York.  The Company is complying with the ordinance.  Thus, for hotel reservations in the City of New York, the Company collects from customers a 5.875% occupancy tax on its Margin and Service Fee and remits it to the City of New York.(3)

The Tax Recovery Charge, as well as occupancy taxes collected from customers and remitted to the City of New York, is reported on a net basis on the Company’s Consolidated Statement of Operations.  The Company collects similar Tax Recovery Charge amounts related to merchant model airline tickets and rental car reservations.  These amounts are also reported on a net basis on the Company’s Consolidated Statement of Operations.  In future filings of the Company’s Annual Report on Form 10-K, the Company will disclose its accounting policy regarding the Tax Recovery Charge and occupancy taxes collected from customers and remitted to the City of New York.

8.                                      Please tell us how occupancy and state and local sales taxes are calculated when determining the selling price or aggregate charges to customers of “Name Your Own Price®” services.  Please walk us through the calculation of any and all fees, occupancy, sales and other taxes in each situation where a bidder bids an amount equal to or higher than the lowest amount that the provider agreed to accept.  Please also tell us how your suppliers calculate occupancy and state and local sales taxes when determining the cost or aggregate charges of travel services sold to you under your merchant price-disclosed hotel services, particularly in situations where the selling price is higher than the cost of the room reservation.  In each case, please specifically indicate whether the tax recovery charges collected from customers are calculated and charged based on the full amount paid by customers (including the amounts retained as gross profit) or based on the cost of the travel services paid to your suppliers.  For our understanding, contrast the difference between “Name Your Own Price®” versus merchant price-disclosed hotel services in terms of the process your customers experience and the determination of cost in procuring services.  In addition, please disclose your accounting policies related to customer collections and supplier payments of occupancy and state and local sales taxes, including how the amounts are computed.  We may have further comment upon receipt of your response.

(3)          The Company is challenging the enactment of the New York City ordinance in court.

Response:

How the Tax Recovery Charge and Service Fee Are Calculated

The Company refers to its response to Comment 7 for a discussion of the first part of this question:  how occupancy and state and local sales taxes are calculated when determining the selling price or aggregate charges to customers in Name Your Own Price transactions. The Company notes that the methodology for calculating the Company’s Tax Recovery Charge and Service Fee do not vary according to whether the customer bids “an amount equal to or higher than” the Net Rate.  In addition to the Company’s answer to Question 7, it adds the following:

As part of their contractual agreements with the Company, hotels agree to provide the Company with tax rate information to assist the Company in calculating the Tax Recovery Charge.  For Price Disclosed transactions, that tax rate information is used by the Company to determine the Tax Recovery Charge on the Net Rate.  In a Name Your Own Price transaction, the Company does not know at the time of the customer’s offer which hotel will be selected once the customer has chosen to proceed with the booking.  Nor does it know the precise Net Rate that will be selected or, in cases where the customer’s offer encompasses multiple jurisdictions, the identity of the taxing jurisdiction and thus the tax rate applicable on the Net Rate.

Thus, the estimated Tax Recovery Charge shown to a customer before he or she submits an offer for Name Your Own Price reservations is a highly refined estimate of the amount of taxes that the hotel will charge for the occupancy of the room.  The Company calculates the estimated Tax Recovery Charge by using a computer algorithm to approximate, based on historical booking data, both the Net Rate and the tax rate, and therefore the taxes that the hotel will collect on the Net Rate.  Based on an analysis of the Offer Price multiplied by a historical factor that approximates the expected Margin, the computer algorithm approximates a Net Rate (which is the Offer Price minus the Margin).  It then looks at the average tax rate in the geographic area that the customer selected by reviewing recent bookings in that geographic area.  The Company then applies that estimated tax rate to the estimated Net Rate to calculate an estimated Tax Recovery Charge.

If the offer is accepted and the reservation is completed, the Company then knows the actual hotel, Net Rate and applicable tax rate.  At that point, the tax rate is applied to the actual Net Rate to calculate the actual Tax Recovery Charge.  If the estimated Tax Recovery Charge was higher than the actual Tax Recovery Charge, the Service Fee is increased to reflect the difference.  If the estimated Tax Recovery Charge was lower than the actual Tax Recovery Charge, the Service Fee is decreased to reflect the difference. Given the high level of refinement associated with the estimate, the net difference between the estimated Tax Recovery Charge and the actual Tax Recovery Charge for the periods reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 is de minimus. In either case, the amount charged to the customer for Taxes and Fees remains the same.

As described above in its response to Comment 7, the Company charges its customers a Tax Recovery Charge, which is intended to approximate, as closely as possible, the taxes that the hotel will charge to the Company’s credit card as part of the hotel’s collection and remittance obligation on the Net Rate.  For taxes collected by the Company from customers and remitted to the City of New York to cover taxes owed on the Company’s Margin and Service Fee, the tax rate of 5.875% is applied to the Margin and Service Fee.

The Service Fee is calculated using a variable component and a fixed component. The variable component is intended, in part, to cover costs, such as credit card interchange fees, that vary according to the dollar amount of the particular transaction.  The fixed component is intended in part to cover fixed operating costs attributable to each reservation, such as customer service costs.  In addition to attempting to cover these costs, the Service Fee also contains a profit component.

The Customer Experience

Name Your Own Price Transactions.  In a Name Your Own Price transaction, the customer accesses the Company’s website and requests a hotel room reservation by selecting dates for travel, a location, and the number of rooms.  The customer then selects “Bid Now.”  (If a sample of a Name Your Own Price transaction booking path would assist the Staff in its understanding of the Company’s business, please let the Company know and it will provide one.)

On the next web page, the customer selects one or more neighborhoods (or “areas”) and a star level (from 1 to 5) that corresponds to a class of service.  The Company’s star ratings are based on the amenities offered at the hotel, along with other criteria determined by the Company.  In selecting an area, customers may pick one or several different neighborhoods in a general location, which may encompass several different municipal jurisdictions at one time.  The customer then submits an Offer Price for the reservation and clicks “next.”

The next web page asks the customer to review the request before submission and summarizes the proposed reservation details and the amount that will be charged to the customer’s credit card if the offer is accepted.  It displays the parameters of the offer — the requested star level, the dates of the desired reservation, the region and city areas selected, the number of hotel rooms to be reserved and the number of nights — and the Offer Price the customer named.  It next provides a “Subtotal” that reflects the Offer Price multiplied by the number of rooms and the number of nights, the amount of the Taxes and Service Fees Charge, and the total amount that will be charged to the customer if the offer is accepted (the “Total Charges”).  The customer then confirms that he or she wishes to proceed to submit the offer (which is non-refundable) and enters his or her initials to indicate that he or she has read the Terms and Conditions and Privacy Policy on the Company’s website.  The customer then clicks “next.”

The only information known to the Company at this stage of the transaction is the set of parameters specified by the customer.  The Company does not know if there will be a hotel that matches the customer’s request and, if so, the identity of the hotel or the exact amount that will be charged to the

Company by the hotel (including both Net Rate and tax on that amount) until the offer is submitted with a credit card and the customer’s reservation is finalized with a specific hotel at the named price.

On the next web page, the customer enters and submits his or her credit card information and billing address and submits the request. After the information is submitted by the customer, the Company attempts to match the customer’s offer price with a rate loaded by a participating hotel into a reservation system and accessible by the Company through a third party Global Distribution System (a “GDS”), taking into account the Margin that the Company seeks to earn for providing its reservation facilitation service.

If a match is found, the customer’s credit card is charged for the total amount disclosed as Total Charges.  The customer is informed on the website and by e-mail notification that the Name Your Own Price offer has been accepted and at which hotel.

Price Disclosed Transactions.  In a Price Disclosed transaction, the customer also accesses the Company’s website and requests a hotel room reservation by selecting specific dates for travel, the number of rooms, and a particular geographic area on the first page of the website.  He or she then selects “Search Now!”  (If a sample of a Price Disclosed transaction booking path would assist the Staff in its understanding of the Company’s business, please let the Company know and it will provide one.)

Once the customer specifies these parameters, the Company accesses a GDS to determine whether hotels have made rates available that match the customer’s criteria.  The website then displays the results of this search and a list of hotels in the selected area.  The customer may then compare prices, star ratings, guest ratings, comments, photos, services, and amenities of each hotel.  The customer can also sort information in different ways (most popular, lowest price, star rating, hotel name, etc.).

Once the customer selects a specific hotel, on the next webpage he or she views a list of the room types and rates available on a per room, per night basis.  The customer selects a rate and enters his or her name.  On the next webpage, the customer is shown a “Summary of Charges” for the reservation, which includes the previously disclosed per room, per night charge for the room reservation, the number of rooms and the number of nights, a “Subtotal” that reflects the per room, per night charge multiplied by the number of nights and the number of rooms, the Taxes and Service Fee Charge and the Total Charges.  The customer books the reservation by entering his or her credit card information and initialing that he or she has read the Terms and Conditions and Privacy Policy.  The Company then books the reservation through the GDS and charges the customer’s credit card for the Total Charges.  The customer is informed on the website and by e-mail notification that the credit card has been charged.

Cost In Procuring Reservations

For both Name Your Own Price and Price Disclosed merchant transactions, the cost to the Company is determined by the Net Rate set by the hotel and accessible by the Company through the GDS.  In both cases, generally, the hotel charges a unique credit card provided by the Company for the Net Rate and the taxes on that amount.

Accounting Policies

The Company recognizes gross revenues and associated costs from Name Your Own Price transactions at the time that the non-refundable offer is confirmed.  The Company recognizes revenue from Price Disclosed transactions on the date of the customer’s scheduled check-out, since these reservations are generally cancellable.  For Price Disclosed transactions, the Company recognizes as revenue the Margin (the difference between the Room Cost and the Net Rate due to the hotel) and the Service Fee.  The Tax Recovery Charge charged to the customer is reported on a net basis on the Company’s Consolidated Statement of Operations.

With respect to how the amounts are computed, the Company answers using a sample merchant model transaction in which the Net Rate is $75, the Margin is $25, the Tax Recovery Charge is $10, and the Service Fee is $5, and the total charge to the customer is $115.

For a Name Your Own Price transaction, the accounting treatment of the foregoing transaction would be:  Merchant Revenue $105 (Net Rate, plus Margin and Service Fee); Cost of Revenues $75; Accounts Payable $85 (Net Rate, plus Tax Recovery Charge); Accounts Receivable (credit card) $115.

For a Price Disclosed transaction, the accounting treatment of the foregoing transaction would be:  (1) at the time of booking:  Accounts Receivable (credit card) $115; Deferred Merchant Bookings $115 and (2) at check out date:  Merchant Revenue $30 (Margin and Service Fee); Accounts Payable $85 (Net Rate, plus Tax Recovery Charge); reverse Deferred Merchant Bookings recorded at time of booking $115.

For a hotel reservation in the City of New York, there is also a Margin Tax amount equal to 5.875% of the total of the Margin and Service Fee amount, or $1.76 in this example.  Therefore, Accounts receivable and Accounts payable (Deferred Merchant Bookings initially in the case of a Price Disclosed transaction) would each be increased by $1.76.  The $1.76 of Margin Tax is paid to the City of New York directly by the Company.

In future filings of the Company’s Annual Report on Form 10-K, the Company will disclose its accounting policies related to customer collections and supplier payments of occupancy and state and local sales taxes, including how the amounts are computed.

Segment Reporting, page 104

9.                                      Please disclose revenues for each type of service (i.e., hotel room, rental car, airline ticket services and vacation package services, GDS reservation booking fees and other revenues) unless it is impracticable to do so, or tell us why you believe the disclosure of information about products is not required.  If providing the information is impracticable, please disclose that fact.

Response:

As set forth on page 65 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, because the Company’s domestic services include merchant Name Your Own Price travel services, which are reported on a “gross” basis, while both the Company’s domestic and international retail travel services are recorded primarily on a “net” basis, revenue increases and decreases are impacted by changes in the mix of merchant and agency revenues.  Therefore, the Company believes that disclosure of revenue by type of service, which is comprised of a combination of merchant revenues and agency revenues, is not meaningful in evaluating the business and not necessarily representative of the underlying growth trend of the business.  In addition, the substantial majority of the Company’s revenue is generated from hotel room reservations.  None of the Company’s other types of service comprised more than ten percent of the Company’s consolidated revenue for the year ended December 31, 2009. Hotel room reservations are likely to continue to grow as a percentage of total revenue in the future, as this is the Company’s fastest growing service.

The Company provides on a supplemental basis statistical unit volume information by type of service in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 64 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. Specifically, the Company provides reservations of hotel room nights, rental car days and airline tickets which represent the volume of units purchased by the Company’s customers.  The statistical unit volume metrics are used by management, the investor community and analysts who follow the Company’s industry to understand the Company’s fundamental operating performance for these travel services, exclusive of the various extraneous factors that can also impact revenue variances, such as the mix between merchant and agency revenue, changes in the underlying prices charged by travel suppliers and fluctuations in foreign currency exchange rates.  These statistical unit volume metrics are also helpful to management, the investor community and analysts to measure the Company’s market share and growth relative to its competitors.

The Company believes that the presentation on the face of the Consolidated Statement of Operations of Merchant revenues, Agency revenues and Other revenues and related disclosures in Note 2 “Summary of Significant Accounting Policies” complies with the requirement of ASC 280-10-50-40.  This presentation is consistent with the manner in which the Company analyzes its business in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Merchant revenues and Agency revenues are also relevant to management, the investor community and analysts as each are significantly different from a cash flow and revenue reporting perspective.

16.  Income Taxes, page 127

10.                               Please disclose the tabular reconciliation of the total amounts of unrecognized tax benefits and other information required by ASC 740-10-50-15.

Response:

The Company did not have any material uncertain tax positions for the years ended December 31, 2009, 2008 and 2007.  Therefore, no tabular reconciliation concerning uncertain income tax positions was disclosed in the Annual Report on Form 10-K for the year ended December 31, 2009.

In future filings, the Company intends to either provide the tabular reconciliation, if and when the activity becomes material, or to disclose that there are no material uncertain tax positions.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Part I — Financial Information

Item 4.  Controls and Procedures, page 58

11.                               Please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report.  Please refer to Item 307 of Regulation S-K.

Response:

In future filings, where the Company has concluded that the Company’s disclosure controls and procedures (as such term is defined under Exchange Act Rule 13a-15(e)) were effective as of the end of the period covered by the report, the Company intends to provide the following disclosure with respect to such period:

Under the supervision and with the participation of the Company’s principal executive officer and its principal financial officer, the Company conducted an evaluation of its disclosure controls and procedures, as such term is defined under Exchange Act Rule 13a-15(e).  Based on this evaluation, the Company’s principal executive officer and its principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

The Company will comply with the comments in future filings, as applicable.  The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to any filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (203) 299-8086 should you or your staff have any questions or require further information.

Very truly yours,

/s/ Daniel J. Finnegan

Daniel J. Finnegan
Chief Financial Officer